09012191

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2005 to December 31, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from ______________________ to ______________________

Received SEC
JUL 01 2009
Washington, DC 20549

Commission file number 1-3011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the two fiscal years of the plan (or such lesser period as the plan has in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933.The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Valspar Profit Sharing Retirement Plan
The Valspar Corporation Savings and Retirement Plan
The Valspar 401(k) Employee Stock Ownership for Hourly Employees

Date 6/30/09

[signature]
Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

*Print name and title of the signing officer under his signature.

Exhibit 99.1I

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Valspar Corporation 401 (k) Employee Ownership Plan for Salaried Employees, The Valspar Corporation Savings & Retirement Plan and the Valspar Profit Sharing Retirement Plan on form 11-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler N. Treat, the Chair of the Benefits Administrative Committee of The Valspar Corporation, certify, pursuant to 18 U.S.C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: 6/29/2009

By: [signature]

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

McGladrey & Pullen
Certified Public Accountants

Valspar 401(k) Plan for Hourly Employees

Financial Report
December 31, 2008

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
Valspar 401(k) Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of Valspar 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 26, 2009

Valspar 401(k) Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

Assets		**2008**		2007
Investments, at fair value (Notes 3 and 4):				
Interest in The Valspar Corporation Master Trust	**$**	**29,938,667**	$	33,664,294
Loans to participants		**2,175,579**		2,189,096
Net assets available for benefits, at fair value		**32,114,246**		35,853,390
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)		**130,698**		15,556
Net assets available for benefits	**$**	**32,244,944**	$	35,868,946

See Notes to Financial Statements.

Valspar 401(k) Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Investment results:	
Interest in investment loss of The Valspar Corporation Master Trust (Note 3)	$ (7,946,550)
Interest income from loans to paticipants	159,548
	(7,787,002)
Contributions:	
Employee	1,977,934
Employer	955,260
	2,933,194
Investment results and contributions	(4,853,808)
Distributions to participants	(2,749,636)
Administrative costs	(40,483)
Net decrease before transfers	(7,643,927)
Transfers:	
Transfers to other Valspar plans (Note 1)	(21,319)
Transfers to this Plan from other Valspar plans (Note 1)	4,041,244
	4,019,925
Net decrease after transfers	(3,624,002)
Net assets available for benefits:	
Beginning of year	35,868,946
End of year	$ 32,244,944

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of Valspar 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. Effective January 1, 2008, the board of directors of The Valspar Corporation (the Company) elected to change the plan name from The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees to Valspar 401(k) Plan for Hourly Employees.

General: The Company established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to 100 percent of the first 2 percent and 50 percent of the next 2 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company may elect to contribute a discretionary matching contribution (not to exceed 3 percent). There was no discretionary match for the year ended December 31, 2008.

Vesting: Employee and employer contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior plan document in effect at the time of the participant's termination.

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contributions in the year of forfeiture. No forfeitures were applied against Company contributions for the year ended December 31, 2008. There were approximately $104,000 and $116,000 of forfeitures outstanding at December 31, 2008 and 2007, respectively. The forfeiture account is invested in various Plan funds and experienced a decline in market value of approximately $21,000 during the year ended December 31, 2008.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $4,649,000 for the year ended December 31, 2008. For the year ended December 31, 2008, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,561,000 at the master trust level.

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans to participants: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.25 percent to 9.25 percent at December 31, 2008. Principal and interest are paid ratably through after-tax payroll deductions over the term of the notes, which expire through 2013.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Transfer of assets to and from the Plan: The board of directors of the Company elected to partially merge the Plan with Valspar Savings and Retirement Plan. This partial merger took place on December 31, 2007, when the funds transfer occurred. During 2008, additional transfers both in and out of this Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Fully benefit-responsive investment contracts: As provided in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Investment valuation and income recognition: Investments in The Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 3. Investments in The Valspar Corporation Master Trust

Investments of the Plan, other than loans to participants, are held in The Valspar Corporation Master Trust (the Master Trust). The Master Trust also holds assets of Valspar Savings and Retirement Plan and Valspar Profit Sharing Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 7.9 percent and 6.4 percent on December 31, 2008 and 2007, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percent interests in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2008, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

At December 31, 2008 and 2007, approximately 40 percent and 36 percent , respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of the Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of The Valspar Corporation common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2008	2007
The Valspar Corporation Stock Fund	$ 151,609,437	$ 187,228,585
Fidelity Managed Income Portfolio II Fund (fully benefit-responsive contract)	62,570,941	58,200,667
Dodge & Cox Stock Fund	28,171,625	53,721,196
Marsico Focus Fund	26,481,325	46,074,554
Fidelity U.S. Equity Index Fund (common collective trust)	23,489,983	40,838,154
Fidelity Diversified International Fund	21,625,982	46,578,690
Western Asset Core Fund	17,494,700	23,123,879
Wells Fargo Small Company Growth Fund I	16,441,258	30,860,484
Fidelity Freedom 2010 Fund	6,782,049	7,510,509
Fidelity Freedom 2015 Fund	4,843,318	5,467,962
Fidelity Freedom 2025 Fund	4,611,759	5,489,313
Fidelity Freedom 2020 Fund	4,222,632	4,750,473
Fidelity Freedom 2030 Fund	3,912,662	3,855,837
Fidelity Freedom 2035 Fund	2,692,869	2,891,274
Fidelity Freedom 2040 Fund	1,869,682	2,606,425
Fidelity Freedom 2045 Fund	1,393,171	1,622,418
Fidelity Freedom Income Fund	1,036,188	1,381,295
Fidelity Freedom 2050 Fund	641,137	903,825
	$ 379,890,718	$ 523,105,540

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The net investment loss of the Master Trust for the year ended December 31, 2008, was as follows:

Dividends	$ 10,466,217
Net depreciation in fair value of investments	(145,422,707)
	$ (134,956,490)

Note 4. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The FASB has approved a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Plan partially adopted SFAS No. 157 in 2008, for its financial assets and financial liabilities. The partial adoption of SFAS No. 157 did not have a material impact on the Plan's financial position, results of operations and cash flows.

The framework established under SFAS No. 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 4. Fair Value Measurements (Continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Fully benefit-responsive contract and common collective trust: Investments in the common collective trust (Fidelity U.S. Equity Index Fund) are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The Valspar Corporation Stock Fund: The Valspar Corporation Stock Fund consists primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the active market on which the individual securities are traded. The fund also contains interest-bearing cash, miscellaneous receivables, and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

Mutual funds: Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Loans to participants: Loans to participants are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008		
	Level 1	Level 2	Total
Fully benefit-responsive contract	$ -	$ 62,570,941	$ 62,570,941
Common collective trust	-	23,489,983	23,489,983
The Valspar Corporation common stock	151,609,437	-	151,609,437
Mutual funds	142,220,357	-	142,220,357
Total assets at fair value	$ 293,829,794	$ 86,060,924	$ 379,890,718

Note 4. Fair Value Measurements (Continued)

Loans to participants in the Plan have been classified as Level 3 within the fair value hierarchy. The table below sets forth a summary of changes in the fair value of the loans for the year ended December 31, 2008:

Balance, beginning of year	$	8,620,363
Issuance and settlements (net)		1,110,966
Balance, end of year	$	9,731,329

Note 5. Transactions With Parties in Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2008 and 2007, the Master Trust purchased approximately 1,054,000 shares and 1,328,000 shares of common stock of the Company at a cost of approximately $20,171,000 and $35,698,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $4,649,000 for the year ended December 31, 2008. These transactions are exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

Note 6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$ 32,244,944	$ 35,868,946
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(130,698)	(15,556)
Net assets available for benefits per Form 5500	$ 32,114,246	$ 35,853,390

The following is a reconciliation of the net decrease in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets available for benefits per the financial statement before transfers	$	(7,643,927)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, beginning of year		15,556
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year		(130,698)
Net decrease in net assets available for benefits per the Form 5500	$	(7,759,069)

McGladrey & Pullen
Certified Public Accountants

Valspar Savings and Retirement Plan

Financial Report
December 31, 2008

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
Valspar Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Valspar Savings and Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, effective January 1, 2008, the Plan partially adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 26, 2009

Valspar Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

Assets	2008	2007
Investments, at fair value (Notes 3 and 4):		
Interest in The Valspar Corporation Master Trust	$ 343,213,951	$ 480,950,286
Loans to participants	7,536,504	6,404,492
Total investments	350,750,455	487,354,778
Employer contributions receivable	18,903,890	8,559,759
Net assets available for benefits, at fair value	369,654,345	495,914,537
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	2,328,756	416,671
Net assets available for benefits	$ 371,983,101	$ 496,331,208

See Notes to Financial Statements.

Valspar Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Investment results:	
Interest in investment loss of The Valspar Corporation Master Trust (Note 3)	$ (125,021,884)
Interest income from loans to participants	562,908
	(124,458,976)
Contributions:	
Employee	15,205,746
Employer	24,282,788
	39,488,534
Investment results and contributions	(84,970,442)
Distributions to participants	(34,489,374)
Administrative costs	(132,246)
Net decrease before transfers	(119,592,062)
Transfers:	
Transfers to other Valspar plans (Note 1)	(5,203,231)
Transfers to this Plan from other Valspar plans (Note 1)	447,186
Net decrease after transfers	(124,348,107)
Net assets available for benefits:	
Beginning of year	496,331,208
End of year	$ 371,983,101

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of Valspar Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. Effective January 1, 2008, the board of directors of The Valspar Corporation (the Company) elected to change the plan name from The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees to Valspar Savings and Retirement Plan.

General: The Company established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to salaried and hourly employees as defined in accordance with the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages after the employee has completed one hour of service. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to 100 percent of the first 2 percent and 50 percent of the next 2 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was a 5 percent performance match for the year ended December 31, 2008. The Company also contributes a nonelective contribution of 4 percent of the participants' compensation.

Vesting: Employee and Company contributions vest immediately upon the participant completing one hour of service. A participant who is not credited with one hour of service after December 31, 2007, shall continue to be subject to the vesting rules of the prior plan document in effect at the time of the participant's termination.

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contributions in the year of forfeiture. No forfeitures were applied against Company contributions for the year ended December 31, 2008. Total forfeitures outstanding at December 31, 2008, was approximately $76,000. No forfeitures were outstanding at December 31, 2007.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's nonelective contribution, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on The Valspar Corporation common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $4,649,000 for the year ended December 31, 2008. For the year ended December 31, 2008, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,561,000 at the master trust level.

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans to participants: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months; however, prior to January 1, 2008, participants were allowed to have loans outstanding for the purchase of a principal residence for a reasonable period of time, often long exceeding the 60-month repayment period. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.25 percent to 9.25 at December 31, 2008. Principal and interest are paid ratably through after-tax payroll deductions over the terms of the notes, which expire through 2032.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Transfer of assets to and from the Plan: The board of directors of the Company elected to partially merge the Plan with Valspar 401(k) Plan for Hourly Employees and Valspar Profit Sharing Plan. This partial merger took place on December 31, 2007, when the funds transfer occurred. During 2008, additional transfers both in and out of this Plan occurred as a result of employees changing positions and their status in collective bargaining agreements within the Company.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Fully benefit-responsive investment contracts: As provided in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Investment valuation and income recognition: Investments in The Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan Administrator believes the Plan, as currently designed, is being operated under the applicable requirements of the Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 3. Investments in The Valspar Corporation Master Trust

Investments of the Plan, other than loans to participants, are held in The Valspar Corporation Master Trust (the Master Trust). The Master Trust also holds assets of Valspar 401(k) Plan for Hourly Employees and Valspar Profit Sharing Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 90.3 percent and 92.0 percent on December 31, 2008 and 2007, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not approximate these percent interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The Plan provides for investments in various investment securities, including Company stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2008, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

At December 31, 2008 and 2007, approximately 40 percent and 36 percent, respectively, of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of The Valspar Corporation Stock Fund is dependent on the performance of The Valspar Corporation and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of The Valspar Corporation common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2008	2007
The Valspar Corporation Stock Fund	$ 151,609,437	$ 187,228,585
Fidelity Managed Income Portfolio II Fund (fully benefit-responsive contract)	62,570,941	58,200,667
Dodge & Cox Stock Fund	28,171,625	53,721,196
Marsico Focus Fund	26,481,325	46,074,554
Fidelity U.S. Equity Index Fund (common collective trust)	23,489,983	40,838,154
Fidelity Diversified International Fund	21,625,982	46,578,690
Western Asset Core Fund	17,494,700	23,123,879
Wells Fargo Small Company Growth Fund I	16,441,258	30,860,484
Fidelity Freedom 2010 Fund	6,782,049	7,510,509
Fidelity Freedom 2015 Fund	4,843,318	5,467,962
Fidelity Freedom 2025 Fund	4,611,759	5,489,313
Fidelity Freedom 2020 Fund	4,222,632	4,750,473
Fidelity Freedom 2030 Fund	3,912,662	3,855,837
Fidelity Freedom 2035 Fund	2,692,869	2,891,274
Fidelity Freedom 2040 Fund	1,869,682	2,606,425
Fidelity Freedom 2045 Fund	1,393,171	1,622,418
Fidelity Freedom Income Fund	1,036,188	1,381,295
Fidelity Freedom 2050 Fund	641,137	903,825
	$ 379,890,718	$ 523,105,540

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

The net investment loss of the Master Trust for the year ended December 31, 2008, was as follows:

Dividends	$ 10,466,217
Net depreciation in fair value of investments	(145,422,707)
	$ (134,956,490)

Note 4. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The FASB has approved a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Plan partially adopted SFAS No. 157 in 2008, for its financial assets and financial liabilities. The partial adoption of SFAS No. 157 did not have a material impact on the Plan's financial position, results of operations and cash flows.

The framework established under SFAS No. 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Note 4. Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Fully benefit-responsive contract and common collective trust: Investments in the common collective trust (Fidelity U.S. Equity Index Fund) is recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Managed Income Portfolio II Fund) is stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The Valspar Corporation Stock Fund: The Valspar Corporation Stock Fund consists primarily of The Valspar Corporation common stock valued at the closing price reported on the active market on which the individual securities are traded. This fund also contains interest-bearing cash, miscellaneous receivables and accrued income existing at year-end, offset by the benefit payable in The Valspar Corporation common stock.

Mutual funds: Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Participant loans: Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008		
	Level 1	Level 2	Total
Fully benefit-responsive contract	$ -	$ 62,570,941	$ 62,570,941
Common collective trust	-	23,489,983	23,489,983
The Valspar Corporation Stock Fund	151,609,437	-	151,609,437
Mutual funds	142,220,357	-	142,220,357
Total assets at fair value	$ 293,829,794	$ 86,060,924	$ 379,890,718

Loans to participants of the Plan have been classified as Level 3 within the fair value hierarchy. The table below sets forth a summary of changes in the fair value of the loans for the year ended December 31, 2008:

Balance, beginning of year	$ 8,620,363
Issuance and settlements (net)	1,110,966
Balance, end of year	$ 9,731,329

Note 5. Transactions With Parties in Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2008 and 2007, the Master Trust purchased approximately 1,054,000 shares and 1,328,000 shares of common stock of the Company at a cost of approximately $20,171,000 and $35,698,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $4,649,000 for the year ended December 31, 2008. These transactions are exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to the Trustee also qualify as party-in-interest transactions.

Note 6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$ 371,983,101	$ 496,331,208
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(2,328,756)	(416,671)
Net assets available for benefits per Form 5500	$ 369,654,345	$ 495,914,537

The following is a reconciliation of the net decrease in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets available for benefits per the financial statement before transfers	$ (119,592,062)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, beginning of year	416,671
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(2,328,756)
Net decrease in net assets available for benefits per the Form 5500	$ (121,504,147)

McGladrey & Pullen

Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Financial Report
December 31, 2007

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
The Valspar 401(k) Employee Stock Ownership Plan
for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the change in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 30, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets (Note 1)		**2007**		2006
Investments, at fair value (Note 3):				
Interest in The Valspar Corporation Master Trust	**$**	**33,664,294**	$	68,141,419
Loans		**2,189,096**		3,412,650
Net assets available for benefits, at fair value		**35,853,390**		71,554,069
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		**15,556**		76,466
Net assets available for benefits	**$**	**35,868,946**	$	71,630,535

See Notes to Financial Statements.

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions (deductions) to net assets attributed to:	
Employee contributions	$ 5,096,279
Employer contributions	1,540,789
Interest in investment loss of The Valspar Corporation Master Trust (Note 3)	(7,446,944)
Interest income from loans	276,671
	(533,205)
Deductions from net assets attributed to:	
Distributions to participants	(7,025,599)
Administrative costs	(82,206)
	(7,107,805)
Net decrease before transfers	(7,641,010)
Transfers:	
Transfers from The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees	1,564,495
Transfers to The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (Note 1)	(29,685,074)
	(28,120,579)
Net decrease after transfers	(35,761,589)
Net assets available for benefits:	
Beginning of year	71,630,535
End of year	$ 35,868,946

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to all hourly employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the Trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages on the first of the month after the date of hire or the first day of the month after 30 days of employment. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of each employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was no performance match for the year ended December 31, 2007.

Vesting: Employee contributions vest immediately, and Company contributions vest after three years of service (except for instances when participants attain the normal retirement age or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures applied against employer contributions were approximately $27,000 for the year ended December 31, 2007. There were no forfeitures outstanding as of December 31, 2007 and 2006.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $4,375,000 in the year ended December 31, 2007. For the year ended December 31, 2007, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,327,000 on the master trust level.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.50 percent to 9.25 percent for the year ended December 31, 2007. Principal and interest are paid through after-tax payroll deductions over the term of the notes, which expire through 2032.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Transfers to The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees: Effective January 1, 2008, the board of directors of the plan sponsor elected to partially merge the Plan with The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees. This partial merger took place on December 31, 2007, when the funds transfer occurred.

New accounting pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007, for financial assets and liabilities and to reporting periods beginning after November 15, 2008, for nonfinancial assets and liabilities. The Company is currently assessing the potential effect, if any, of SFAS No. 157 on the Plan's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of SFAS No. 115* (SFAS No. 159). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 applies to reporting periods beginning after November 15, 2007. The Company is currently assessing the potential effect, if any, of SFAS No. 159 on the Plan's financial statements.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments in the Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. The Trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. The investments in the fully benefit-responsive investment contract (common/collective trust) are stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. As provided in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, the discount rate and the duration of the underlying portfolio securities. Investments in the Valspar Corporation stock are recorded at the net underlying net asset value per unit as determined by the Plan's Trustee, which approximates fair value based on the quoted market price of the Company common stock. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees and The Valspar Profit Sharing Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 6.4 percent and 12.2 percent on December 31, 2007 and 2006, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests in returns of the master trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2007, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2007	2006
The Valspar Corporation Stock Fund	$ 187,228,585	$ 237,928,360
Fidelity Managed Income Portfolio II Fund	58,200,667	67,270,944
Dodge & Cox Stock Fund	53,721,196	58,293,583
Fidelity Diversified International Fund	46,578,690	37,207,993
Marsico Focus Fund	46,074,554	6,030,727
Fidelity U.S. Equity Index Fund	40,838,154	43,197,824
Wells Fargo Small Company Growth Fund I	30,860,484	34,864,758
Western Asset Core Fund	23,123,879	23,485,479
Fidelity Freedom 2010 Fund	7,510,509	2,938,413
Fidelity Freedom 2025 Fund	5,489,313	1,761,578
Fidelity Freedom 2015 Fund	5,467,962	1,728,885
Fidelity Freedom 2020 Fund	4,750,473	1,242,907
Fidelity Freedom 2030 Fund	3,855,837	552,435
Fidelity Freedom 2035 Fund	2,891,274	1,065,633
Fidelity Freedom 2040 Fund	2,606,425	471,886
Fidelity Freedom 2045 Fund	1,622,418	379,167
Fidelity Freedom Income Fund	1,381,295	405,585
Fidelity Freedom 2050 Fund	903,825	86,548
Alliance Growth Fund	-	39,373,898
	$ 523,105,540	$ 558,286,603

Note 3. Investments (Continued)

The net investment loss of the Master Trust for the year ended December 31, 2007, is as follows:

Dividends	$ 25,186,549
Net depreciation in fair value of investments	(43,145,454)
	$ (17,958,905)

Note 4. Transactions With Parties in Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2007 and 2006, the Master Trust purchased 1,328,000 shares and 858,812 shares of common stock of the Company at a cost of approximately $35,698,000 and $22,934,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $4,375,000 for the year ended December 31, 2007. These transactions are exempt party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 35,868,946	$ 71,630,535
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(15,556)	(76,466)
Net assets available for benefits per Form 5500	$ 35,853,390	$ 71,554,069

The following is a reconciliation of the net decrease in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2007:

Net decrease in net assets available for benefits per the financial statement before transfers	$ (7,641,011)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, beginning of year	76,466
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(15,556)
Net decrease in net assets available for benefits per the Form 5500	$ (7,580,101)